Exhibit 99.1
TELUS International reports fourth quarter and full-year 2023 results, delivering solid revenue growth, with resilient profitability and cash flow;
provides outlook for 2024

Vancouver, Canada – February 9, 2024 – TELUS International (NYSE and TSX: TIXT), a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands, today released its results for the fourth quarter and full-year ended December 31, 2023. TELUS Corporation (TSX: T, NYSE: TU) is the controlling shareholder of TELUS International. All figures in this news release, and elsewhere in TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“At the close of 2023, our management team at TELUS International reflected on a challenging year across our industry and the impact it had on our long-term track record of consistently delivering on expectations. Whilst we took meaningful action to improve performance and our results in the second half of the year started to show signs of stabilization, with significantly improved profitability, our industry is not yet back to a normal operating rhythm, as macroeconomic uncertainty remains and our clients proceed cautiously,” said Jeff Puritt, President and CEO of TELUS International. “In addition to streamlining our operations to match near-term client demand and improving efficiencies at all levels of our company, we’ve also made further progress with the integration of WillowTree and our Digital Solutions services to ensure TELUS International is well positioned to combine our scaled design and build capabilities along with our technology-led operations and managed services across all of our service lines, going to market as an AI-fueled customer experience partner of choice.”

Jeff continued, “In the fourth quarter, our global sales team won new business with a North American customer engagement software and analytics company, Western Canada's premier heavy-duty truck and bus dealership, and a German research institution focused on innovative visual systems, to name a few. We continued to broaden relationships with our existing clients, such as Google, driven by AI-related momentum, and a Canadian multinational banking and financial services corporation. Our parent company and anchor client TELUS Corporation remains a unique long-term tailwind for our business, as demonstrated in 2023 through expanded project mandates, including with TELUS’ Health business unit, which continued to ramp in the fourth quarter.”

Jeff added, “Illuminating our commitment to create value through technology to delight customers with exceptional experiences, in the fourth quarter, TELUS International was recognized as a Leader in the IDC MarketScape, Worldwide Data Labeling Software 2023 Vendor Assessment, on the merits of our data labeling software technologies and capabilities. Additionally, in their recent industry report, the IDC featured TELUS International’s Fuel iX solution, and specifically our GenAI Jumpstart eight-week accelerator program, among the examples of successful implementation of generative AI in customer care business process services. In another accolade, Five9, the partner we chose for our intelligent, cloud-native Contact Center as a Service (CCaaS) application platform, recognized TELUS International as the Canadian Partner of the Year and the Global Partner of the Year in 2023, as we work together to reimagine customer experience in the cloud, with agile and scalable solutions like Fuel iX that harness the power of generative AI to deliver end-to-end CX and innovation, while driving better performance and cost efficiencies for our clients.”

Vanessa Kanu, CFO said, “In the fourth quarter of 2023, TELUS International delivered solid revenue growth amidst a challenging operating environment, aided by the continued momentum we are seeing in AI Data Solutions as well as expanded mandates with TELUS Corporation. Importantly, we also exited 2023 with a meaningful improvement in our profitability, driven by our cost efficiency efforts that allowed us to deliver on our commitment to bring margins back to the prior levels we have grown accustomed to.”

Vanessa continued: “In setting our outlook for 2024, we remain conscious of the prolonged decision-making cycles we are seeing from both existing and new clients. Our current view of client demand assumes a continuation of the industry-wide challenging business climate for roughly the first half of the year, while we are hopeful to start seeing broader demand recovery in the latter half of 2024.”

Vanessa concluded, “TELUS International’s balance sheet remains solid, with the business demonstrating its ongoing ability to generate meaningful cash flow that we have used to lower our debt levels, resulting in a further improved leverage position. Our capital allocation priorities remain focused on enabling long-term growth by also reinvesting into our business, through technology and innovation, which we believe will support our long-term success. Meaningful growth opportunities for our business over the long term continue to support our conviction in the strong investment thesis around TELUS International, driven by digital transformation, differentiated premium CX offerings, digital trust & safety, all underpinned by agile and scalable AI capabilities.”

Provided below are financial and operating highlights that include certain non-GAAP financial measures and ratios. Note that beginning in the first quarter of 2024 and in connection with its full-year outlook for 2024 presented further below under "Outlook", the company will no longer exclude share-based compensation expense and changes in business combination-related provisions, and the tax effects of these items, as applicable, in our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. See the “Non-GAAP” section of this news release for more information regarding this change, including a presentation of each of these non-GAAP financial measures and ratios for full-year 2023 under the modified presentation.
Q4 2023 vs. Q4 2022 summary
▪Revenue of $692 million, up $62 million, an increase of 10% year-over-year on a reported basis and 9% on a constant currency basis1, of which $41 million was from WillowTree. Excluding WillowTree, our revenue was $651 million, an increase of $21 million, or 3%, reflecting growth in services provided to existing large clients, including TELUS Corporation and Google, offsetting lower revenues from one of our largest clients, a leading social media company. Revenue growth included a favourable foreign currency impact of approximately 1%, associated with the weakening U.S. dollar exchange rate against the euro.
▪Net income of $38 million and diluted EPS of $0.10, compared with $34 million and $0.13, respectively, in the same quarter of the prior year, with revenue growth outpacing the increase in operating expenses, while higher interest expense and income taxes were offset by impacts from changes in business combination-related provisions related to the revaluation of the provisions for written put options arising from our acquisition of WillowTree. Net income margin, calculated by dividing net income by revenue for the period, was 5.5%, up from 5.4% for the same quarter in the prior year. The decrease in diluted EPS was due to a higher count of weighted average diluted shares outstanding, which incorporated a potential dilutive effect of our provisions for written put options referenced above. Net income and diluted EPS include the impact of changes in business combination-related provisions, share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted Net Income1, which excludes the impact of such items, was $72 million in the fourth quarter of 2023, compared with $95 million in the same quarter of the prior year, with higher operating expenses, interest expense and tax expense outpacing revenue growth.
▪Adjusted EBITDA1 was $164 million, an increase of 4% from $157 million in the same quarter of the prior year, driven by the favourable impact of cost efficiency efforts from earlier in the year and increased volumes in AI Data Solutions, namely with Google, and digital enablement of TELUS. This helped offset reductions in service demand, principally in Europe, wage inflation and accelerated ramp-up costs in the quarter for certain clients. Adjusted EBITDA Margin1 was 23.7% compared with 24.9% in the same quarter of the prior year. Adjusted Diluted EPS1 was $0.26, compared with $0.35 in the same quarter of the prior year.
▪Cash provided by operating activities was $142 million and Free Cash Flow1 was $115 million, with a year-over-year growth of 69% and 92%, respectively, due to lower income tax payments and higher net inflows from working capital in the quarter.
▪Net Debt to Adjusted EBITDA Leverage Ratio1 as per credit agreement of 2.8x as of December 31, 2023, an improvement from 2.9x as of September 30, 2023, and remaining within our target steady-state range of 2-3x.
▪Team member count was 75,347 as of December 31, 2023, an increase of 3% year-over-year. On a quarter-over-quarter basis, the team member count also increased 3%, reflecting project onboarding and training, which offset team member reductions in the fourth quarter as part of cost savings efforts in 2023 to right-size staffing with near-term client demand volumes, particularly in Europe.
1 Revenue growth on a constant currency basis, Adjusted EBITDA Margin, Adjusted Diluted EPS and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios, while Adjusted Net Income, Adjusted EBITDA and Free Cash Flow are non-GAAP financial measures. See the Non-GAAP section of this news release.

2023 vs. 2022 summary
▪Revenue of $2,708 million, up $240 million, an increase of 10% year-over-year on a reported basis and 9% on a constant currency basis, of which $186 million was from WillowTree. Excluding WillowTree, our revenue was $2,522 million, an increase of $54 million, or 2%. The increase was due to growth in services provided to existing clients, including TELUS Corporation and Google, as well as new clients, partially offset by lower revenues from one of our largest clients, a leading social media company, as well as a global financial institution client. Revenue growth included a favourable foreign currency impact of less than 1%, associated with the weakening U.S. dollar exchange rate against the euro.
▪Net income of $54 million and diluted EPS of $0.18, compared with $183 million and $0.68, respectively, in the prior year. Net income margin was 2.0%, compared with 7.4% in the prior year. Adjusted Net Income, as defined above, was $252 million, compared with $332 million in the prior year, primarily due the increase in operating expenses and interest expense outpacing revenue growth, which were partially offset by lower income taxes.
▪Adjusted EBITDA was $583 million, compared with $607 million in the prior year, primarily due to the increase in salaries and benefits outpacing revenue growth, resulting from lower utilization of team members in certain regions, and changes in our revenue mix. Adjusted EBITDA Margin was 21.5%, compared with 24.6% in the prior year, impacted by cost imbalances arising from reductions in service demand, principally in Europe and from some of our larger technology clients, which were partially offset by cost efficiency efforts initiated in the second quarter of 2023 and realized during the year. Adjusted Diluted EPS was $0.91, compared with $1.23 in the prior year.
▪Cash provided by operating activities was $498 million and Free Cash Flow was $405 million, with a year-over-year growth of 14% and 22%, respectively, primarily due to higher net inflows from working capital, which included higher cash receipts from TELUS Corporation, and lower income tax and share-based compensation payments. These increases were partially offset by lower operating profits and cash expenditures for transaction costs associated with our acquisition of WillowTree.

A discussion of our results of operations is included in our 2023 Management’s Discussion and Analysis dated February 9, 2024 and filed on SEDAR+ and “Item 5: Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, dated February 9, 2024 and filed on EDGAR. Such materials and additional information are also provided at telusinternational.com/investors.

Outlook
As described above, beginning in the first quarter of 2024, we will no longer exclude share-based compensation expense and changes in business combination-related provisions, and the tax effects of these items, as applicable, in our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. We believe this presentation is more indicative of underlying business performance, and better aligns the presentation of these non-GAAP financial measures and ratios with comparable measures and ratios of TELUS Corporation, our parent company. See the “Non-GAAP” and “Non-GAAP reconciliations” sections of this news release for more information regarding this change, including a presentation of each of these non-GAAP financial measures and ratios for full-year 2023 under the modified presentation.

Management has released the following full-year outlook ranges for 2024 (Adjusted EBITDA and Adjusted Diluted EPS are calculated under the modified presentation described above):

▪Revenue in the range of $2,790 to $2,850 million, representing growth of 3% to 5%
▪Adjusted EBITDA in the range of $623 to $643 million, representing growth of 7% to 10%, and Adjusted EBITDA Margin in the range of 22.3% to 22.6%
▪Adjusted Diluted EPS in the range of $0.93 to $0.98, representing growth of 7% to 13%

TELUS International announces transition of Chief Financial Officer and appointment of successor
TELUS International Chief Financial Officer (CFO), Vanessa Kanu, has decided to leave the company effective March 31, 2024. Vanessa has held the role since September 2020, and during that period of time was a pivotal member of the leadership team through a period of global expansion and growth, guiding TELUS International’s strategic acquisitions, supporting the company’s expansion into Africa, and most notably providing financial leadership through the company’s initial public offering in February 2021. Vanessa quickly and adeptly built a strong foundation for TELUS International as a public issuer, and will remain at the company until the end of March to ensure an orderly transition to her successor, Gopi Chande, FCPA, FCA, Senior Vice-president (SVP) Finance and Treasurer at TELUS, who will assume the role of CFO at TELUS International on March 4, 2024.

Over the past 14 years, Gopi has proven herself a trusted leader, advisor and advocate at TELUS. In her most recent role as Senior Vice-president and Treasurer, she successfully managed a comprehensive portfolio covering treasury, corporate development, investor relations, pensions and sustainability. During her tenure, Gopi has overseen substantial financial initiatives, including over $2 billion in bond raises, $1 billion in M&A transactions, and the evolution of a pioneering Sustainable Finance Framework. Throughout her career, Gopi has excelled in driving growth, diversification and transformation and has guided TELUS through strategic financial decisions, such as the formative rollout of its multi-billion dollar TELUS PureFibre network, as well as the transformation of the company’s end-to-end customer solutions through the growth of the TELUS Digital platform. Gopi also brings a strong understanding and wealth of experience in international business to TELUS International. Prior to TELUS, Gopi developed 10 years’ experience with KPMG, working in Vancouver, Budapest and the Silicon Valley, and was the Controller at multinational tech startup, E2open, for two years. Gopi is a Board Member of the Telecommunication Workers Pension Plan, Concert Properties, and the BC Women’s Health Foundation. Gopi earned her CPA, CA (Certified Public Accountant, Chartered Accountant) designation with Gold Medal distinction, and recently was elected to Fellowship (FCPA). She also holds a CPA (Illinois) designation.

“I look forward to welcoming Gopi to my leadership team. Her transparent and personable approach has fostered a highly engaged team, and her adept financial acumen has led her to build strong connections with the TELUS Executive Leadership Team, Board of Directors and investment community,” said Jeff Puritt. “Gopi brings a wealth of experience to TELUS International as we continue to drive growth and diversification, and we expect a smooth transition to ensure our team and company’s continued focus on profitable growth and industry leading free cash flow yield in 2024 and beyond.”

The organizational change announced today reflects the implementation of a robust, collaborative and ongoing succession planning program between TELUS International and TELUS for their Executive Leadership Teams and Finance organizations.

“On behalf of the Board of Directors, I would like to sincerely thank Vanessa for her many, many contributions to our company, including her strong and capable guidance through our IPO journey, her learned counsel as we navigated a global pandemic and other challenging macroeconomic conditions, and her unwavering dedication to our team members throughout her tenure; we wish her well in her future endeavors and she will be missed here at TELUS International,” concluded Jeff Puritt.

Q4 2023 investor call
TELUS International will host a conference call today, February 9, 2024 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the fourth quarter and full-year results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented at the end of this news release. We report certain non-GAAP measures used in the management analysis of our performance, but these do not have standardized meanings under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). These non-GAAP financial measures and non-GAAP ratios may not be comparable to GAAP measures or ratios and may not be comparable to similarly titled non-GAAP financial measures or non-GAAP ratios reported by other companies, including those within our industry and TELUS Corporation, our controlling shareholder.

Adjusted EBITDA, Adjusted Net Income, Free Cash Flow and revenue on a constant currency basis are non-GAAP financial measures, while Adjusted EBITDA Margin, Adjusted Diluted EPS, revenue growth on a constant currency basis and Net Debt to Adjusted EBITDA Leverage Ratio are non-GAAP ratios.

Beginning in the first quarter of 2024, we will no longer exclude share-based compensation expense and changes in business combination-related provisions, and the tax effects of these items, as applicable, in our presentation of Adjusted Net Income, Adjusted Basic and Diluted EPS, and Adjusted EBITDA. We believe this presentation is more indicative of underlying business performance, and better aligns the presentation of these non-GAAP financial measures and ratios with comparable measures and ratios of TELUS Corporation, our parent company.

Adjusted EBITDA is commonly used by our industry peers and provides a measure for investors to compare and evaluate our relative operating performance. We use it to assess our ability to service existing and new debt facilities, and to fund accretive growth opportunities and acquisition targets. In addition, certain financial debt covenants associated with our credit facility, including Net Debt to Adjusted EBITDA Leverage Ratio, are based on Adjusted EBITDA, which requires us to monitor this non-GAAP financial measure in connection with our financial covenants. Adjusted EBITDA should not be considered an alternative to net income in measuring our financial performance, and it should not be used as a replacement measure of current and future operating cash flows. However, we believe a financial measure that presents net income adjusted for these items provides a more consistent measure for management to evaluate period-over-period performance and would enable an investor to better evaluate our underlying business trends, our operational performance and overall business strategy.

We exclude items from Adjusted Net Income and Adjusted EBITDA, including changes in business combination-related provisions, acquisition, integration and other, share-based compensation, foreign exchange gains or losses and, additionally, with respect to Adjusted Net Income, the interest accretion on written put options entered into in connection with our acquisition of WillowTree, real estate rationalization-related impairments, amortization of purchased intangible assets, and the related tax effect of these adjustments. Full reconciliations of Adjusted EBITDA and Adjusted Net Income to the comparable GAAP measures are included at the end of this news release.

We calculate Free Cash Flow by deducting capital expenditures from our cash provided by operating activities, as we believe capital expenditures are a necessary ongoing cost to maintain our existing productive capital assets and support our organic business operations. We use Free Cash Flow to evaluate the cash flows generated from our ongoing business operations that can be used to meet our financial obligations, service debt facilities, reinvest in our business, and to fund, in part, potential future acquisitions.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by consolidated revenue. We regularly monitor Adjusted EBITDA Margin to evaluate our operating performance compared to established budgets, operational goals and the performance of industry peers.

Adjusted Diluted EPS is used by management to assess the profitability of our business operations on a per share basis. We regularly monitor Adjusted Diluted EPS as it provides a more consistent measure for management and investors to evaluate our period-over-period operating performance, to better understand our ability to manage operating costs and to generate profits. Adjusted Diluted EPS is calculated by dividing Adjusted Net Income by the weighted average number of diluted equity shares outstanding during the period, excluding the potential dilutive effect of the written put options related to the acquisition of WillowTree.

Revenue on a constant currency basis is used by management to assess revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue on a constant currency basis is calculated as current period revenue translated using average foreign exchange rates in the comparable prior period.

Revenue growth on a constant currency basis is used by management to assess the growth of revenue, the most directly comparable GAAP measure, excluding the effect of foreign currency fluctuations. Revenue growth on a constant currency basis is calculated as current period revenue growth translated using average foreign exchange rates in the comparable prior period.

Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement is calculated based on Net Debt and Adjusted EBITDA, both as per credit agreement. We seek to maintain a Net Debt to Adjusted EBITDA Leverage Ratio in the range of 2-3x. We may deviate from our target Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to maintain this targeted ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors.

We have not provided a quantitative reconciliation of our full-year 2024 outlook for Adjusted EBITDA Margin and Adjusted Diluted EPS to our full-year 2024 outlook for net income margin and diluted EPS because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence, which could materially affect the computation of these financial ratios and measures.
Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.
These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business, the integration of WillowTree, and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, uncertainties or otherwise, except as required by law.

Specifically, we made several assumptions underlying our financial outlook for the full-year 2024 results, including key assumptions in relation to: our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate, and realize the benefits of, our acquisition of WillowTree; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of global conditions on our and our clients’ businesses, including a potential economic recession, inflation, rising interest rates, the Russia-Ukraine conflict and the variants arising from the COVID-19 pandemic. Our financial outlook provides management’s best judgement of how trends will impact the business and may not be appropriate for other purposes.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:

▪We face intense competition from companies that offer services similar to ours.
▪Our business and financial results have been and could be adversely affected by a number of global conditions and the effects of these same conditions on our clients’ businesses and demand for our services.
▪Because the majority of our costs is fixed in the short-term, we may experience a delay in our ability to immediately adjust our cost structure in response to prolonged lower client demand.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.

▪Our ability to grow and maintain our profitability could be materially affected if changes in technology, including without limitation generative artificial intelligence (GenAI), and client expectations outpace our service offerings and the development of our internal tools and processes or if we are not able to meet the expectations of our clients.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations and competition for talent is intense.
▪If we cannot maintain our unique culture as we grow, our services, financial performance and business may be harmed.
▪Our business could be adversely affected if we lose members of our senior management.
▪We could be unable to successfully identify, complete, integrate and realize the benefits of acquisitions, including our acquisition of WillowTree, or manage the associated risks.
▪The unauthorized disclosure of sensitive or confidential client and customer data, through cyberattacks or otherwise, could expose us to protracted and costly litigation, damage to reputation and cause us to lose clients / revenue.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, content moderation and proposed legislation, our use of artificial intelligence (AI) or otherwise.
▪Our policies, procedures and programs to safeguard the health, safety and security of our team members, particularly our content moderation team members, may not be adequate, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.
▪Our business would be adversely affected if individuals providing data annotation services through TIAI’s crowdsourcing solutions were classified as employees (not as independent contractors).
▪The dual-class structure contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.
▪TELUS will, for the foreseeable future, control the TELUS International Board.
▪The market price of our subordinate voting shares may be affected by low trading volume and the market pricing for our subordinate voting shares may decline as a result of future sales, or the perception of the likelihood of future sales, by us or our shareholders in the public market.

These risk factors, as well as other risk factors that may impact our business, financial condition and results of operation, are also described in our “Risk Factors” section of our Annual Report available on SEDAR+ and in “Item 3D—Risk Factors” of our Annual Report on Form 20-F filed on February 9, 2024 and available on EDGAR.

TELUS International (Cda) Inc.
Consolidated Statements of Income

	Three months		Twelve months
Periods ended December 31 (millions except earnings per share)	2023	2022	2023	2022
REVENUE	$692	$630	$2,708	$2,468

OPERATING EXPENSES
Salaries and benefits	406	349	1,664	1,393
Goods and services purchased	122	124	461	468
Share-based compensation	—	5	21	25
Acquisition, integration and other	7	23	55	40
Depreciation	39	36	141	124
Amortization of intangible assets	45	32	183	134
	619	569	2,525	2,184

OPERATING INCOME	73	61	183	284

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	(20)	—	(20)	—
Interest expense	37	12	144	41
Foreign exchange loss (gain)	4	18	—	(7)
INCOME BEFORE INCOME TAXES	52	31	59	250
Income tax expense (recovery)	14	(3)	5	67
NET INCOME	$38	$34	$54	$183

EARNINGS PER SHARE
Basic	$0.14	$0.13	$0.20	$0.69
Diluted	$0.10	$0.13	$0.18	$0.68

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	274	267	274	266
Diluted	294	269	286	270

TELUS International (Cda) Inc.
Consolidated Statements of Financial Position

As at (millions)	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$127	$125
Accounts receivable	498	428
Due from affiliated companies	62	81
Income and other taxes receivable	5	7
Prepaid and other assets	35	35
Current portion of derivative assets	16	19
	743	695
Non-current assets
Property, plant and equipment, net	517	449
Intangible assets, net	1,546	1,008
Goodwill	1,963	1,350
Derivative assets	—	13
Deferred income taxes	29	14
Other long-term assets	25	27
	4,080	2,861
Total assets	$4,823	$3,556

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$290	$289
Due to affiliated companies	178	111
Income and other taxes payable	57	67
Current portion of provisions	2	1
Current maturities of long-term debt	122	83
Current portion of derivative liabilities	—	1
	649	552
Non-current liabilities
Provisions	191	2
Long-term debt	1,628	881
Derivative liabilities	12	—
Deferred income taxes	290	264
Other long-term liabilities	16	19
	2,137	1,166
Total liabilities	2,786	1,718

Owners’ equity	2,037	1,838
Total liabilities and owners’ equity	$4,823	$3,556

TELUS International (Cda) Inc.
Consolidated Statements of Cash Flows

	Three months		Twelve months
Periods ended December 31 (millions)	2023	2022	2023	2022
OPERATING ACTIVITIES
Net income	$38	$34	$54	$183
Adjustments:
Depreciation and amortization	84	68	324	258
Interest expense	37	12	144	41
Income tax expense (recovery)	14	(3)	5	67
Share-based compensation	—	5	21	25
Changes in business combination-related provisions	(20)	—	(20)	—
Change in market value of derivatives and other	7	25	2	2
Net change in non-cash operating working capital	6	(7)	43	(26)
Share-based compensation payments	—	(5)	(2)	(19)
Income taxes paid, net	(24)	(45)	(73)	(94)
Cash provided by operating activities	142	84	498	437

INVESTING ACTIVITIES
Cash payments for capital assets	(31)	(29)	(89)	(105)
Cash payments for other assets	—	—	—	(13)
Cash payments for acquisitions, net of cash acquired	—	(1)	(852)	(1)
Cash used in investing activities	(31)	(30)	(941)	(119)

FINANCING ACTIVITIES
Shares issued	1	1	4	3
Withholding taxes paid related to net share settlement of equity awards	(1)	—	(4)	(1)
Repayment of long-term debt	(178)	(475)	(613)	(682)
Long-term debt issued	85	411	1,161	411
Debt issuance costs	—	(8)	—	(8)
Interest paid on credit facilities	(25)	(7)	(105)	(23)
Cash (used in) provided by financing activities	(118)	(78)	443	(300)

Effect of exchange rate changes on cash and cash equivalents	2	6	2	(8)

CASH POSITION
(Decrease) increase in cash and cash equivalents	(5)	(18)	2	10
Cash and cash equivalents, beginning of period	132	143	125	115
Cash and cash equivalents, end of period	$127	$125	$127	$125

Non-GAAP reconciliations

	Three Months Ended December 31		Twelve Months Ended December 31
(millions, except percentages)	2023	2022	2023	2022
Revenue, as reported	$692	$630	$2,708	$2,468
Foreign exchange impact on current period revenue using prior comparative period’s rates	(7)	21	(12)	87
Revenue on a constant currency basis	685	651	2,696	2,555
Revenue growth	10%	5%	10%	12%
Revenue growth on a constant currency basis	9%	9%	9%	16%

	Three Months Ended December 31		Twelve Months Ended December 31
(millions, except per share amounts)	2023	2022	2023	2022
Net income	$38	$34	$54	$183
Add back (deduct):
Share-based compensation	—	5	21	25
Acquisition, integration and other	7	23	55	40
Real estate rationalization-related impairments	5	—	5	—
Amortization of purchased intangible assets	43	30	174	121
Changes in business combination-related provisions	(20)	—	(20)	—
Interest accretion on written put options	4	—	13	—
Foreign exchange loss (gain)	4	18	—	(7)
Tax effect of the adjustments above	(9)	(15)	(50)	(30)
Adjusted Net Income	$72	$95	$252	$332
Adjusted Basic Earnings Per Share	$0.26	$0.36	$0.92	$1.25
Adjusted Diluted Earnings Per Share[1]	$0.26	$0.35	$0.91	$1.23
1 Diluted weighted average number of equity shares outstanding, excluding the potential dilutive effect of the written put options, was 276 million and 277 million, respectively, for the quarter and the year ended December 31, 2023, calculated by subtracting the potential dilutive effect of the written put options of 18 million and 9 million, respectively, from the weighted average number of diluted equity shares outstanding of 294 million and 286 million, respectively. No adjustments were required for the comparable periods ended December 31, 2022.

The following table presents the adjustments to the reconciliations of full-year 2023 Adjusted Net Income and Adjusted Diluted EPS to reflect the modified presentation of such measures that we will begin to report in the first quarter of 2024, along with the comparable 2024 outlook for Adjusted Net Income and Adjusted Diluted EPS under the modified presentation.

(millions, except per share amounts)	2023	Adjustments to Presentation	2023 (modified presentation)	2024 Outlook (modified presentation)
Net income	$54		$54
Add back (deduct):
Share-based compensation	21	(21)	—
Acquisition, integration and other	55		55
Real estate rationalization-related impairments	5		5
Amortization of purchased intangible assets	174		174
Changes in business combination-related provisions	(20)	20	—
Interest accretion on written put options	13		13
Foreign exchange loss (gain)	—		—
Tax effect of the adjustments above	(50)	(3)	(53)
Adjusted Net Income	$252	$(4)	$248
Adjusted Diluted Weighted Shares Outstanding	277	9	286
Adjusted Diluted Earnings Per Share	$0.91		$0.87	Range of $0.93 to $0.98

	Three Months Ended December 31		Twelve Months Ended December 31
(millions, except percentages)	2023	2022	2023	2022
Net income	$38	$34	$54	$183
Add back (deduct):
Share-based compensation	—	5	21	25
Acquisition, integration and other	7	23	55	40
Depreciation and amortization	84	68	324	258
Changes in business combination-related provisions	(20)	—	(20)	—
Interest expense	37	12	144	41
Foreign exchange loss (gain)	4	18	—	(7)
Income taxes	14	(3)	5	67
Adjusted EBITDA	$164	$157	$583	$607
Net income margin	5.5%	5.4%	2.0%	7.4%
Adjusted EBITDA Margin	23.7%	24.9%	21.5%	24.6%
The following table presents the adjustments to the reconciliation of full-year 2023 Adjusted EBITDA to reflect the modified presentation of such measure that we will begin to report in the first quarter of 2024, along with the comparable 2024 outlook for Adjusted EBITDA under the modified presentation.

(millions, except percentages)	2023	Adjustments to Presentation	2023 (modified presentation)	2024 Outlook (modified presentation)
Net income	$54		$54
Add back (deduct):
Share-based compensation	21	(21)	—
Acquisition, integration and other	55		55
Depreciation and amortization	324		324
Changes in business combination-related provisions	(20)	20	—
Interest expense	144		144
Foreign exchange loss (gain)	—		—
Income taxes	5	—	5
Adjusted EBITDA	$583	$(1)	$582	Range of $623 to $643
Adjusted EBITDA Margin	21.5%		21.5%	Range of 22.3% to 22.6%

	Three Months Ended December 31		Twelve Months Ended December 31
(millions)	2023	2022	2023	2022
Cash provided by operating activities	$142	$84	$498	$437
Less: capital expenditures	(27)	(24)	(93)	(104)
Free Cash Flow	$115	$60	$405	$333

As at (millions, except for ratio)	December 31, 2023	December 31, 2022

Outstanding credit facility	1,463	742
Contingent facility utilization	7	7
Liability related to provisions for written put options[1]	68	—
Net derivative liabilities	—	1
Cash balance[2]	(127)	(125)
Net Debt as per credit agreement	$1,411	$625
Adjusted EBITDA (trailing 12 months)	$583	$607
Adjustments required as per credit agreement	(85)	(63)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.8	1.1
1 Reflects the undiscounted amount payable in cash on the estimated provisions for written put options arising from our acquisition of WillowTree.
2 Maximum cash balance permitted as a reduction to net debt, as per the credit agreement, is $150 million as at December 31, 2023 and 2022.

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across strategic industry verticals, including tech and games, communications and media, ecommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. Since 2007, the company has positively impacted the lives of more than 1.2 million citizens around the world, building stronger communities and helping those in need through large-scale volunteer events and charitable giving. Five TELUS International Community Boards have provided $5.6 million in funding to grassroots charitable organizations since 2011. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com